# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### January 7, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Amylin Pharmaceuticals, LLC

### File No. 000-19700 - CF#30478

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Bristol-Myers Squibb Company (successor to Amylin Pharmaceuticals, LLC) submitted an application under Rule 24b-2 requesting extensions of previous grants of confidential treatment for information Amylin Pharmaceuticals, LLC excluded from the Exhibits to a Form 10-Q filed on July 31, 2008 and Forms 10-K filed on February 27, 2009, February 25, 2011, and February 22, 2012.

Based on representations by Bristol-Myers Squibb Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---------|---------|----------|-------------------------------|
| 10.2 | 10-Q | July 31, 2008 | through December 13, 2015 |
| 10.47 | 10-K | February 27, 2009 | through December 13, 2015 |
| 10.52 | 10-K | February 25, 2011 | through December 13, 2015 |
| 10.44 | 10-K | February 22, 2012 | through December 13, 2015 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary